Invest in Mindcurrent

Software Technology B2B App Health and Fitness

AI that predicts performance and reduces stress

MINDCURRENT.IO BEAVERTON OREGON



Activity
Biometrics
Profile



Employee stress is a $977 Billion global problem. Mindcurrent's platform provides private, personalized suggestions from experts to promote performance and reduce stress. Built on data from 25,000 users from 40 countries. Beta customers include healthcare, first responders, military, mental health services, and digital wellness platforms.

Sourabh Kothari CEO @ Mindcurrent

Why you may want to invest in us...

1. Employee stress is a $977 Billion global problem.
2. Co-founders have 3 successful tech exits and 20+ years experience with behavioral psychology.
3. Beta customers include first responders, military, healthcare, and digital wellness platforms.
4. Patent-pending technology tested by 25,000 users across 40 countries.
5. 2020 Startup Challenge Winner featured on NPR Radio and Neuroscience News.
6. Longitudinal biometrics and behavioral study with Center for BrainHealth and University of Texas.

Why investors ❤ us

WE'VE RAISED $806,857 SINCE OUR FOUNDING



I invested in Mindcurrent because their vision & technology has far-reaching implications for social impact, health, and personal improvement combined with a compelling business case at the right time.

The personalized machine learning solution they bring to market for employers comes at exactly the right time, given the various disruptions the workforce is exposed to today and the toll it takes on their well-being and performance. The potential for successful B2B solutions in employee performance, motivation, and wellness is huge. And the opportunities for personalized insights embedded via B2B2C / OEM models in consumer applications are equally attractive, especially in healthcare,

... *read more*

Stefan Nandzik VP at Signifyd, Co-Founder at Cultivative, Board Member & Mentor to Startup and Social Entrepreneurs.

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



Great idea with potential! Looking forward to seeing how things progress!

Kishan Patel



Good idea, great potential

Venket KANDANALA

Tech Savvy Engineer

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sourabh Kothari

CEO

Sales and Marketing leader from Silicon Valley and Wall Street. Executive producer of 2 Emmy-nominated programs.



Drew Brazier

Chief Psychology Officer

Behavioral psychology expert. Built 2 private coaching practices and sold over $1M of online learning content. Personally coached executives and NFL athletes across the country.



Daniel Cunningham

CTO

3 successful tech exits (incl. IPO). Big data fanatic. One of the original architects of internet poker. Active angel investor.

In the news

Downloads

Mindcurrent - Wefunder Compressed .pdf

The Story of Mindcurrent

What do a performance psychologist, Emmy-nominated storyteller, and multi-exit tech entrepreneur have in common?


mindcurrent

Co-Founders Sourabh Kothari (left) and Dr. Drew Brazier (right) in our first office (in Sourabh's basement).

We're helping thousands of users worldwide reduce stress. Using predictive analytics, their own data, and short, personalized recommendations from leading experts.

Why Stress?

When we built our first Mindcurrent prototype everyone thought we were crazy. We heard things like, "stress is too big, pick a niche", or "there are too many factors", or "everyone is different." Turns out our [wise] friends were right. But so were we.

Solving for stress - one user at a time - unlocked a tremendous amount of data and partnership opportunities.

Our early investors include executives from Nike, successful tech angels, and the City of Beaverton. Their collective expertise and networks have allowed us to reach organizations of every size and stress has emerged as a universal factor in performance, retention, culture, and trust.

By quantifying and predicting stress we're uncovering deeper issues while also providing measurement (often for the first time) for other wellness solutions. For example, Nike's Run Club provides fitness programs, Oura provides sleep insights, Headspace provides meditation content, and Noom provides nutrition and diet programs.

All of these wellness solutions are downstream from Mindcurrent. i.e. Once we know what is stressing each user, there are many specialized and fragmented partners to provide specific content and solutions.

Thus, by measuring and managing stress on a personal level, we're enabling individuals and organizations to make important decisions about wellness overall. All while maintaining privacy and improving our machine learning algorithms.

The $977B Problem


Market
$677B
$300B
Corporate Wellness
$977B Opportunity
Every year, workplace stress costs $677B [2] for European businesses and $300B [3] for US businesses
Rampant misuse of data by employers and insurance providers
Personal Wellness
$595B Opportunity
Fitness and Mind-Body Wellness is now a $595B consumer market [1]
Rapid global growth for hardware, services, and digital platforms.

Work stress is estimated to cost US and European companies over $977B each year.

For decades, organizations have been trying to reduce stress to boost retention, performance, creativity, happiness, and trust. But they've never been able to personalize stress reduction so it could work on an individualized basis.

According to the European Agency for Safety and Health at Work (EU-OSHA) and the American Institute for Stress, workplace stress is costing businesses more than $977 billion each year. Yet workplace wellness programs continually put the responsibility for stress reduction entirely on employees - without any reliable means of measurement.

Mindcurrent introduces transparency and accountability for stress across a company, school, or nonprofit by providing personalized recommendations to individual team members *and* management. All while aggregating data anonymously so everyone can see where progress is being made without discrimination.

Fourth Time is a Charm

Our initial prototype got a lot of attention and over half a million views on Facebook and a featured story on OPB/NPR Radio.

> *You can think of the app as a "Fitbit for the brain." Called Mindcurrent, it asks the user a few questions, like how they're feeling. The user then indicates they're stressed, or happy, or depressed, and the app offers short advice videos. The app can also be tweaked to suit a user's unique circumstances. For example, the app tailors advice differently for a parent and a teenager.*

Early adopters gave us a long list of things to fix. Our second prototype brought us closer to our third version, which is currently available on the Apple App Store and Google Play Store.


Stress Awareness
Reflection
Acknowledgement

Initial designs for the new version have received great reviews from consumers and corporate customers.

We designed our fourth version with feedback from our power users and first set of corporate customers. It allows users to capture and categorize stress within seconds and integrate biometrics from their smartwatch for stress pattern predictions.

It also increases the level of personalization for our expert recommendations and introduces a reward system where users are incentivized to check in daily and take simple, quick actions to reduce stress each morning and evening.


Beaverton
Beaverton Challenge Winners
Twenty-five thousand
Image: Oregon Technology Business Center. City of Beaverton

Mindcurrent was chosen as a 2020 Beaverton Startup Challenge winner.

The demo for this new version helped us win the 2020 Beaverton Startup Challenge and brought us new corporate customers. We're now working with the City of Beaverton on a pilot for government employees and first responders - who manage an extraordinary amount of stress.

Privacy is critical for these individuals as their personal lives are often as challenging as their chosen professions, as evidenced by alarming rates of anxiety, depression, divorce, and substance abuse.

Our new version also serves as the digital platform for a joint Behavioral Study with the Center for BrainHealth, Brain Performance Institute, and University of Texas at Dallas. 50 students and faculty are tracking their stress with Mindcurrent over 45 days. All participants are contributing biometrics with data from their Apple Watches. When published, this will be one of the largest studies of its kind to determine key stressors affecting life on-campus.

The Only Top-Down *and* Bottom-Up Solution

With thousands of consumer users, we're monetizing Mindcurrent with subscriptions paid by employers, schools, and nonprofits. There is tremendous demand for stress measurement and management and organizations are seeking solutions that protect individual privacy while creating transparency and accountability across their teams.

Mindcurrent is currently the only solution where all employees can see where stress is growing and get personalized recommendations suited to their specific needs.

Every individual gets private, personalized recommendations with action items they're asked to complete within 48 hours. Recommendations differ by the individual's rank and role within the organization and results are aggregated for team members (as a whole) and for management (as a whole). This creates transparency and accountability without identifying anyone on a personal basis.

Recommendations are designed to be quick, easy, and flexible, so users of all ages and backgrounds can make progress every day without disrupting their schedules or making large commitments. This, by design, is how stress can be systematically reduced from one's life.

The combination of ease of use, personalization, and privacy has led to a wide variety of use cases for the new version of Mindcurrent:

- Financial services companies want to use Mindcurrent to get ahead of burnout to avoid hundreds of thousands of dollars spent in key talent replacement.
- Corporate leadership and trainers at consumer goods companies want to use Mindcurrent to boost retention, strengthen collaboration, and improve creativity amongst team members.
- Universities are leveraging Mindcurrent with students and faculty to determine what factors create stress on-campus and at various times throughout the academic year.
- Government leaders are evaluating Mindcurrent for use with employees and police officers, sergeants, and captains.

Why Now?

With early investments from executives at Nike, successful tech angels, and the City of Beaverton, we're poised to grow sales quickly with our new version. This fundraising effort allows us to complete development and deliver the new version to companies, schools, and nonprofits as quickly as possible.

In the growing wellness industry, Mindcurrent is one of the only examples of machine learning being used with complete privacy and protection for each user's data. We monetize through B2B but our mission has always been to serve each individual on a personalized basis.

By measuring and predicting stress we're uncovering deeper issues while creating transparency and accountability for stronger cultures, better retention, and overall happiness.

Join us and our experts as we "do good while doing great" and use technology to predict and personalize stress management on a global scale.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Mindcurrent uses AI to predict and manage stress across teams. By recognizing each user's unique stress pattern our algorithm proactively recommends suggestions from leading experts before stress escalates. Users can redeem or donate rewards for regular usage. Companies, schools, and government agencies can identify and reduce stressors across their teams without compromising privacy.

Where will your company be in 5 years?

Five years from now, Mindcurrent will serve 2 million users globally across companies, schools, and government agencies. Our algorithm will be used via an API by other wellness and mental health services platforms. 5% of net profits will be donated to charitable organizations.

Why did you choose this idea?

Employee stress is a $977 Billion global problem. Mindcurrent's platform provides private, personalized suggestions from experts to promote performance and reduce stress. Built on data from 25,000 users from 40 countries. Beta customers include healthcare, first responders, military, mental health services, and digital wellness platforms.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With countless privacy violations by Amazon, Facebook, and Google, consumers and organizations are seeking private, secure ways to aggregate and act upon meaningful data. And they're willing to pay for it.

Companies, schools, and nonprofits spend billions trying to manage stress without being able to measure it. We now have the AI, machine learning, wearables, and quantitative psychology to personalize recommendations on an individual level with incredible accuracy.

Lower stress creates healthier, happier, focused, creative, and collaborative team members. Increases in productivity and retention rates are extraordinary.

How far along are you? What's your biggest obstacle?

We bootstrapped our way through 3 prototypes and 20,000 beta users in more than 40 countries.

Our fourth prototype won our city's (Beaverton) 2020 Startup Challenge and brought us our first corporate customers.

Our new version incorporates findings from a joint behavioral study we're conducting with the Brain Performance Institute, Center for BrainHealth, and the University of Texas at Dallas, analyzing stress and biometrics data from 50 students and faculty.

While there's a lot of excitement for our new version, we're out of cash. Thus, we're crowdfunding to complete the development and release of our new version and grow our initial corporate customer base.

Who competes with you? What do you understand that they don't?

Nike's Run Club provides fitness programs. Oura provides sleep insights. Headspace provides meditation content. Noom provides nutrition and diet programs.

All of these wellness solutions are downstream from Mindcurrent. i.e. Once we know what is stressing you, there are many specialized and fragmented partners to provide specific content and solutions.

Mindcurrent offers radical transparency for stress awareness matched with personalized accountability and rewards for stress reduction.

We're the only solution aggregating this data across companies, schools, and nonprofits, and providing specialized recommendations for different roles (e.g. management and staff, faculty and students) within each organization.

How will you make money?

Mindcurrent is sold to companies, schools, and nonprofits as a subscription service. Organizations are billed a flat monthly fee and the monetary value of all rewards redeemed by their users. Custom content and recommendations can be produced for specific profiles/audiences at an additional cost.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Talent ... Mindcurrent's growth and ability to deliver extraordinary customer experiences is dependent on our ability to recruit and develop a larger (future) team. It remains to be seen how effectively we can add team members to support our growth.

Fundraising ... To support our sales growth we will need to diversify our fundraising efforts to match our growth and working capital needs. It remains to be seen how effectively we can raise additional capital.

Privacy ... Mindcurrent is a rare example of an AI company that protects its users privacy, instead of exploiting their data for advertising/other revenues. A cyber attack by a sophisticated adversary could have a damaging impact on our company and the trust of our customers.

Financials

Mindcurrent has financial statements ending December 31 2019. Our cash in hand is $2,100, as of January 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $28,000/month.

At a Glance

May 6 to December 31

$962
Revenue

-$575,954
Net Loss

$48,139 +16X
Short Term Debt

$465,000
Raised in 2019

$2,100
Cash on Hand
As of 01/22/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Mindcurrent uses AI to reduce stress. Recognizing each user's unique pattern our algorithm predicts stress and provides personalized recommendations from leading experts. Users are rewarded for regular, habit-forming usage, and they can redeem or donate rewards to veterans, police officers, or students. Companies, schools, and nonprofit organizations can identify and reduce stressors across their teams without compromising individual privacy.

Five years from now, we hope to be serving 2 million users globally across 10,000 companies, schools, and nonprofit organizations. 5% of net profits will be donated to charitable organizations. Our algorithm will be used in a wide variety of wellness products and our tagline "Stress Less. Live More." will be its own social impact clothing brand.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

IntentWave LLC was organized in the State of Delaware on January 18, 2018. On May 6, 2019, IntentWave was fully converted to Mindcurrent Inc., a Delaware corporation, at which time all assets and liabilities were transferred to Mindcurrent Inc. IntentWave LLC is fully dissolved and the entity conducting this Offering is Mindcurrent Inc.

Since then, we have:

- Founders have 3 successful tech exits (incl. IPO), 2 Emmy nominations, and personal experience coaching NFL athletes and CEOs.
- 2020 Startup Challenge Winner with early investments from Nike executives, City of Beaverton, and successful angel investors.
- Our beta version has been rated 5 stars on Apple App Store. Backed by research from psychologists, data scientists, and users from 40 countries.

Historical Results of Operations

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $962. For the period ended December 31, 2018, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $6,939, including $2,139 in cash. As of December 31, 2018, the Company had total assets of $71,666, including $71,666 in cash.
- *Net Loss.* The Company has had net losses of $575,954 for 2019 and $48,846 for 2018.

- *Liabilities.* The Company's liabilities totaled $663,139 for 2019 and $152,712 for 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $615,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Mindcurrent Inc. cash in hand is $2,100, as of January 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $28,000/month, for an average burn rate of $28,000 per month. Our intent is to be profitable in 11 months.

Our monthly burn rate ($28,000) indicates full-time development and marketing costs. Due to limited funds (as shown in our cash balance), our operations are on hold until we conclude this funding. Until that time, the team is working without pay.

We believe it will cost approximately $85k to go to market and hope to do so in early April. Come December 2020, we hope (but not guarantee) to be generating approximately $133,000 in monthly revenue and incurring $117,000 in monthly expenses.

Angel investors have expressed interest in investing a matching amount to our crowdfunding round. Additionally, Mindcurrent has commitments for a potential Seed Round in the summer/fall timeframe assuming we can deliver the new version and generate revenues in a timely manner.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -59,870%	**Gross Margin:** 100%	**Return on Assets:** -8,300%
Earnings per Share: -$0.03	**Revenue per Employee:** $321	**Cash to Assets:** 31%
Revenue to Receivables: ~	**Debt Ratio:** 9,557%	

Mindcurrent Finanacials Reviewed.pdf

Wefunder Financial Statements-Mindcurrent Inc.pdf

Risks

1. New wellness and personal data solutions will probably pop up soon and compete with us, some of which might have a solid financial and operational support, and it could have an adverse effect on our business model, revenues and profits.

2. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

3. The Company could be harmed in the event of the death or disability of its co-founders. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

4. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

5. The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

6. Voting control will be given to a small number of shareholders. Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sourabh Kothari	President & CEO @ Mindcurrent Inc.	2019

Officers

OFFICER	TITLE	JOINED
Dr Drew Brazier	Chief Product Officer	2019
Sourabh Kothari	CMO	2019
Daniel Cunningham	CTO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dr Drew Brazier	4,000,000 Common Stock	20.0%
Daniel Cunningham	4,000,000 Common Stock	20.0%
Sourabh Kothari	4,000,000 Common Stock	20.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$161,356	SAFE
06/2019	$40,000	Convertible Note
09/2018	$150,000	Convertible Note
03/2019	$100,000	Convertible Note
08/2019	$100,000	Convertible Note
11/2019	$25,000	Convertible Note
09/2019	$50,000	Convertible Note
03/2019	$50,000	Convertible Note
07/2019	$50,000	Convertible Note
03/2019	$50,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/13/2018	$150,000	6.0%	30.0%	$3,000,000	09/12/2021
03/16/2019	$100,000	6.0%	30.0%	$3,000,000	03/15/2022
03/18/2019	$50,000	6.0%	30.0%	$3,000,000	03/17/2022
03/22/2019	$50,000	6.0%	30.0%	$3,000,000	03/21/2022
06/12/2019	$40,000	6.0%	30.0%	$3,000,000	06/11/2022
07/15/2019	$50,000	6.0%	30.0%	$3,000,000	07/14/2022
08/15/2019	$100,000	6.0%	30.0%	$3,000,000	08/14/2022
09/30/2019	$50,000	6.0%	30.0%	$3,000,000	09/29/2022
11/16/2019	$25,000	6.0%	30.0%	$3,000,000	11/15/2022

Outstanding Debts

None.

Related Party Transactions

Name	Daniel Cunningham
Amount Invested	$100,000
Transaction type	Convertible Note
Issued	08/15/2019
Interest	6.0 per annum
Discount rate	30.0
Maturity	08/14/2022
Valuation cap	$3,000,000
Relationship	Co-founder

Name	Daniel Cunningham
Amount Invested	$100,000
Transaction type	Convertible Note
Issued	03/16/2019
Interest	6.0 per annum
Discount rate	30.0
Maturity	03/15/2022
Valuation cap	$3,000,000
Relationship	Co-founder

Name	Vinamra Kothari
Amount Invested	$150,000
Transaction type	Convertible Note
Issued	09/13/2018
Interest	6.0 per annum
Discount rate	30.0
Maturity	09/12/2021
Valuation cap	$3,000,000
Relationship	Co-founder's cousin

Name	Vinamra Kothari
Amount Invested	$40,000
Transaction type	Convertible Note
Issued	06/12/2019
Interest	6.0 per annum
Discount rate	30.0
Maturity	06/11/2022
Valuation cap	$3,000,000
Relationship	Co-founder's cousin

Use of Funds

$50,000	80% - Product development for on-time release of new version with updated UI, data aggregation (by org), and Apple Watch integration.10% - Marketing for new version, focused on small businesses and midsize companies, universities, and nonprofits. 7.5% - Wefunder fees, 2.5% - Hosting, Licensing, and Operating Costs
$500,000	70% - Product development for on-time release of new version with updated UI, data aggregation (by org), Apple Watch and Calendar integration.20% - Marketing for new version, focused on small businesses, midsize companies, pilot enterprise clients, universities, and nonprofits. 7.5% - Wefunder fees, 2.5% - Hosting, Licensing, and Operating Costs

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	25,000,000	20,000,000	Yes

The Funding Portal

Mindcurrent is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.